UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Equinor ASA: Completed share capital reduction

On 12 May 2026, the annual general meeting of Equinor ASA (OSE: EQNR, NYSE: EQNR) resolved to reduce the company's share capital by NOK 415,146,180.00 from NOK 6,392,018,780.00 to NOK 5,976,872,600.00 through cancellation and redemption of a total of 166,058,472 shares.

The creditor notice period for the capital reduction has expired, and the capital reduction was registered as effective with the Norwegian Register of Business Enterprises today, 2 July 2026.

Following completion of the capital reduction, the share capital of the company is NOK 5,976,872,600.00 divided into 2,390,749,040 shares of nominal value NOK 2.50 each.

This information is subject to the disclosure requirements pursuant to Euronext Oslo Børs Rulebook II section 4.2.5.5 and Section 5-12 of the Norwegian Securities Trading Act.

Contact persons:

Investor relations:
Bård Glad Pedersen, Senior vice president Investor Relations
+47 918 01 791

Media relations:
Sissel Rinde, Vice President Media Relations
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: July 2, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer